Mail Stop 6010   November 6, 2006

Larry Lunan
President
Southland Health Services, Inc.
2344 Woodridge Avenue
Kingsport, TN 37664

Re: Southland Health Services, Inc.
Form S-1/A filed October 13, 2006

Dear Mr. Lunan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4: Notes Payable
Acquisition Debt, page 48

1. We note your response to comment 38 and your revised disclosures. Please clarify for us how much of the balance as of June 30, 2006 relates to the repayment of the note, certain other liabilities associated with the certain assets acquired, and the liability for the Pacific Capital lawsuit.

Note 5: Income Taxes, page 48

2. We note your response to comment 39 and your revised disclosures. In the first paragraph of Note 5, you disclose that the Company recognized tax obligations of $1,484,817 in 2005.

Please explain to us the difference between that amount and the $1,481,817 recorded in the Consolidated Statement of Income. Please revise or advise.

Note 7: Notes Receivable, page 49

3. We note your response to comment 42 and your revised disclosures. Please explain to us the difference between the $4,775,527 disclosed in the last paragraph for the aggregate outstanding balance of the Crawford Notes as of June 30, 2006 and the $4,880,958 note receivable balance recorded on the face of the Balance Sheet as of June 30, 2006. Please tell us your consideration of whether the amounts that were reclassified to the Crawford Notes in 2005 resulted from an accounting error.

Note 8: Legal Matters
Pacific Capital, L.P. v. Emergystat, Inc., et al., page 50

4. We note your response to comment 43 and your revised disclosures. Please expand your disclosure to clarify that the Company has recorded the liability, the amount of the liability that was recorded, and the line item the liability was recorded to.

Note 13: Common Stock, page 51

5. We note your response to comment 27 and the revisions you have made to the earnings per share calculations and the Consolidated Statement of Changes in Stockholders' Equity. Please revise this note to discuss the retroactive revisions and clearly indicate the accounting treatment applied to the stock split. Refer to Topic 4C of the Staff Accounting Bulletins.

Note 14: Mergers and Acquisitions of Certain Assets, page 51

6. We note your response to comment 30 and your revised disclosures. Please provide to us or disclose the following:

- As the acquisition of Emergystat and Sulligent was accounted for as a purchase transaction, please tell us and disclose the purchase price of this acquisition and the purchase price allocation and whether the assets and liabilities were brought over at their cost basis.

- Please disclose how the value of $2,205,764 for both transactions that were effective on May 2, 2004 was determined and a general description of the assets purchased and the liabilities assumed. Finally, please clarify whether the promissory note amount of $1,100,000 disclosed in this note should be $1,000,000 as disclosed in Note 8.

- For the acquisition by Bad Toys Holdings, please tell us and disclose the purchase price and how this transaction was accounted for.

7. We note your response to comment 31 and your revised disclosures. We believe this additional information is important for investors. Please expand your disclosure to discuss the pledge of stock.

8. We note your response to comment 32 and your revision to the Consolidated Statement of Cash Flows. However, it appears as though this balance was moved to the Purchase of Fixed assets line item which still represents a cash outflow. Please explain to us how this transaction resulted in a cash outflow when it appears as though this was an all stock transaction.

Selected and Supplementary Financial Data, page 52

9. Similar to our prior comment 27, please retroactively revise your earnings per share calculations for all periods presented in accordance with paragraph 54 of SFAS 128. Please note that this would include revising the unaudited information as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

10. We note your response to comment 48 and your revised disclosures. Please ensure that the use of decrease/increase is consistent in your disclosure for all periods presented. For example, in your discussion for the three months ended June 30, 2006 compared to the three months ended June 30, 2005, you disclose that other income/ (expense) decreased whereas your explanation describes an increase.

Contractual Obligations and Commercial Commitments, page 60

11. We note your response to comment 51 and your revised disclosures. Please revise the total amount for operating lease obligations in the table.

Critical Accounting Policies and Estimates
Trade and Other Accounts Receivable, page 61

12. We note your response to comment 53 and your revised disclosures. Please clarify in your disclosure when accounts receivable are written off. For example, clarify whether the account is written off when the claim is sent to an outside collection agency. Please revise the date of the last column on the days sales table to December 31, 2004. Please explain the difference between the sales for the period for the six months ended June 30, 2006 included in the table of $21,483,484 and the revenue reported for the same period on the income statement of $21,485,658.

Revenue Recognition, page 62

13. We note your response to comment 54 and your revised disclosures. Please clarify in your disclosure how accurate the estimates have been in the past. Also include a discussion of the impact that reasonably likely changes to these estimates may have on the information presented

in your financial statements. Finally, please advise us where you have included the amounts to determine gross revenue in the notes.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John Giordano
    Bush Ross, PA
    220 South Franklin
    Tampa, Florida 33602
    F: 813-223-9620